Exhibit 99.1

Sun Life Financial Inc. (the “Corporation”)

Annual Meeting of Common Shareholders

May 8, 2013

Report on Voting Results

National Instrument 51-102 - Section 11.3

Election of Directors

The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	249,575,832	99.65	869,513	0.35
Richard H. Booth	249,534,603	99.64	911,891	0.36
John H. Clappison	249,476,903	99.61	969,591	0.39
Dean A. Connor	249,456,036	99.60	990,458	0.40
David A. Ganong, CM	249,195,577	99.50	1,251,033	0.50
Martin J. G. Glynn	203,964,459	81.44	46,481,889	18.56
Krystyna T. Hoeg	248,970,614	99.41	1,475,324	0.59
Idalene F. Kesner	248,615,278	99.27	1,830,544	0.73
Réal Raymond	249,524,615	99.63	921,605	0.37
Hugh D. Segal, CM	249,173,098	99.49	1,272,959	0.51
Barbara G. Stymiest	249,183,880	99.50	1,261,942	0.50
James H. Sutcliffe	249,490,415	99.62	955,864	0.38

Appointment of Auditor

Deloitte LLP was appointed as Auditor of the Corporation.

Votes For	%	Votes Withheld	%
259,491,460	99.33	1,753,711	0.67

Non-Binding Advisory Vote on Executive Compensation

An advisory vote on the Corporation’s approach to executive compensation disclosed in the Management Information Circular dated March 18, 2013 was held.

Votes For	%	Votes Against	%
243,537,474	97.63	5,903,955	2.37

/ s / “Dana J. Easthope”

Dana J. Easthope

Vice-President, Associate General Counsel & Corporate Secretary